July 14, 2025

Mike Willis
Chief Financial Officer
Karman Holdings Inc.
5351 Argosy Avenue
Huntington Beach, CA 92649

       Re: Karman Holdings Inc.
           Draft Registration Statement on Form S-1
           Submitted July 10, 2025
           CIK No. 0002040127
Dear Mike Willis:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Sean M. Ewen